UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ZOLL MEDICAL CORPORATION

(Name of Subject Company (Issuer))

ASAHI KASEI CORPORATION

ASCLEPIUS SUBSIDIARY CORPORATION

(Name of Filing Persons (Offerors))

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

989922109

(CUSIP Number of Class of Securities)

Takashi Shimodaira

General Manager, 1st Group, Legal Dept.

Asahi Kasei Corporation

1-105 Kanda Jinbocho, Chiyoda-ku

Tokyo, Japan, 101-8101

+81 3 3296 3009

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Christopher E. Austin

John Palenberg

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 2,259,915,810	$258,987

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 24,300,170 shares of common stock, $0.01 par value per share, of ZOLL Medical Corporation (the “Shares”), the estimated maximum number of Shares that may be acquired in this tender offer (consisting of, as of March 9, 2012, (i) 22,277,142 Shares issued and outstanding (including 162,318 Shares in respect of outstanding restricted stock awards) and (ii) 2,023,028 Shares issuable upon the exercise of outstanding options) multiplied by (b) the offer price of $93.00 per Share.
**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $258,987	FilingParty: Asahi Kasei Corporation, Asclepius Subsidiary Corporation
Form or Registration No.: Schedule TO-T	Date Filed: March 26, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (as amended and restated, the “Schedule TO”), originally filed with the SEC on March 26, 2012 by Asclepius Subsidiary Corporation, a Massachusetts corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Asahi Kasei Corporation, a corporation organized in Japan (“Asahi Kasei”), to purchase all outstanding shares of common stock, par value $0.01 (the “Shares”), of ZOLL Medical Corporation, a Massachusetts corporation (“ZOLL”), at a price of $93.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 26, 2012 (the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.” All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule TO.

Items 5 and 8.

Items 5 and 8 of the Schedule TO are hereby amended and supplemented as follows:

The information set forth under the heading “Purpose of the Offer and Plans for ZOLL; Merger Agreement and Other Agreements – Other Agreements – Tender and Voting Agreement” in Section 11 of the Offer to Purchase is hereby supplemented and amended by adding the following:

On March 29, 2012, Asahi Kasei, Purchaser and Asahi Kasei Holdings US, Inc. provided Mr. Richard A. Packer, ZOLL’s Chief Executive Officer, with a waiver of the terms of the Tender and Voting Agreement (the “Limited Waiver”), to which all Shares held by Mr. Packer are subject, rendering it inapplicable to 50,000 Shares that Purchaser understands will be donated by Mr. Packer to a charitable gift fund. All other Shares held by Mr. Packer remain subject to the Tender and Voting Agreement. In connection with such donation, the charitable gift fund confirmed that it would tender the Donated Shares pursuant to the Offer. The foregoing summary is qualified in its entirety by reference to the text of the Limited Waiver, which is filed as Exhibit (d)(4) to the Schedule TO and is incorporated herein by reference.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth under the heading “Certain Legal Matters – Litigation” in Section 15 of the Offer to Purchase is hereby replaced with the following:

Between March 15, 2012 and March 25, 2012, four plaintiffs filed purported class actions against ZOLL, its directors, Asahi Kasei, Asahi Kasei Holdings US, Inc., and Purchaser in connection with the transactions contemplated by the Merger Agreement. Three of those suits are captioned Buxton v. ZOLL Medical Corp., et al., (Case No. 12-0995); Rodriguez v. ZOLL Medical Corp., (Case No. 12-1004); and Rubins v. ZOLL Medical Corp., et al., (Case No. 12-1014), each of which was brought in the Massachusetts Superior Court, Middlesex County. A fourth suit was filed in the United States District Court for the District of Massachusetts captioned Unger v. Packer, et al. (Case No. 12-cv-10543). Each of the suits alleged that the defendants breached and/or aided and abetted the breach of fiduciary duties to ZOLL shareholders by seeking to sell ZOLL through an allegedly unfair process and for an unfair price and on unfair terms. The suits sought, among other things, equitable relief that would enjoin the Merger, rescission of the Merger Agreement (to the extent it has already been implemented), as well as attorney’s fees and costs. Two of the suits also sought damages.

On March 26, 2012, a fifth complaint, captioned Buxton v. ZOLL Medical Corp., et al., (Case No. 12-1190 BLS), was filed in the Business Litigation Session (“BLS”) of the Superior Court Department in Suffolk County, Massachusetts. The complaint asserts the same claims and seeks the same injunctive relief as the four previous complaints filed. On March 28, 2012, the parties to the BLS case filed with the BLS a proposed Stipulation and Order that provides for the dismissal of the four previously filed actions, appoints Gabriel Rodriguez Lead Plaintiff for the putative class, designates Robbins Geller Rudman & Dowd LLP as Lead Counsel for the putative class, and provides for certain expedited discovery to be exchanged by the parties. On March 29, 2012, the plaintiffs in the BLS action filed an Amended Class Action Complaint, adding allegations that the ZOLL defendants breached their fiduciary duties by failing to disclose material information concerning the transactions contemplated by the Merger Agreement.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by inserting the following exhibit:

Exhibit (d)(4)	Limited Waiver of Tender and Voting Agreement, dated as of March 29, 2012, by Asahi Kasei, Asahi Kasei Holdings US, Inc. and Purchaser

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: April 2, 2012

ASAHI KASEI CORPORATION

By:	/s/ Taketsugu Fujiwara
Name: Mr. Taketsugu Fujiwara
Title: President and Representative Director

ASCLEPIUS SUBSIDIARY CORPORATION

By:	/s/ Hideo Hikami
Name: Mr. Hideo Hikami
Title: President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 26, 2012 (1)

(a)(1)(B)	Form of Letter of Transmittal (including Form W-9) (2)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (3)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (4)

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (5)

(a)(5)(A)	Joint Press Release issued by Asahi Kasei and ZOLL, dated March 12, 2012 (6)

(a)(5)(B)	English Translation of Japanese Press Release issued by Asahi Kasei, dated March 12, 2012 (7)

(a)(5)(C)	Materials for Asahi Kasei Investor Presentation, dated March 12, 2012 (8)

(a)(5)(D)	Form of summary advertisement, published March 26, 2012 in The Wall Street Journal (9)

(a)(5)(E)	Press Release regarding commencement of the tender offer issued by Asahi Kasei, dated March 26, 2012 (10)

(b)(1)	Commitment Letter, dated March 12, 2012, by and among UBS AG, Tokyo Branch and Asahi Kasei Corporation (11)

(c)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of March 12, 2012, by and among Asahi Kasei, Asahi Kasei Holdings US, Inc., Purchaser and ZOLL (12)

(d)(2)	Confidentiality Agreement, effective as of January 25, 2012, by and between Asahi Kasei and ZOLL (13)

(d)(3)	Tender and Voting Agreement, dated as of March 12, 2012, by and among Asahi Kasei, Asahi Kasei Holdings US, Inc., Purchaser and certain shareholders of ZOLL (14)

(d)(4)	Limited Waiver of Tender and Voting Agreement, dated as of March 29, 2012, by Asahi Kasei, Asahi Kasei Holdings US, Inc. and Purchaser

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

(1)	Incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO-T filed by Asahi Kasei on March 26, 2012
(2)	Incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO-T filed by Asahi Kasei on March 26, 2012
(3)	Incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO-T filed by Asahi Kasei on March 26, 2012
(4)	Incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO-T filed by Asahi Kasei on March 26, 2012
(5)	Incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO-T filed by Asahi Kasei on March 26, 2012
(6)	Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Asahi Kasei on March 12, 2012
(7)	Incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Asahi Kasei on March 12, 2012
(8)	Incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Asahi Kasei on March 12, 2012
(9)	Incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO-T filed by Asahi Kasei on March 26, 2012
(10)	Incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO-T filed by Asahi Kasei on March 26, 2012
(11)	Incorporated by reference to Exhibit (b)(1) to the Schedule TO-T filed by Asahi Kasei on March 26, 2012
(12)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by ZOLL on March 12, 2012
(13)	Incorporated by reference to Exhibit (d)(2) to the Schedule TO-T filed by Asahi Kasei on March 26, 2012
(14)	Incorporated by reference to Exhibit 2.2 to the Form 8-K filed by ZOLL on March 12, 2012

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